PERFORMANT FINANCIAL CORPORATION
333 North Canyons Parkway
Livermore, California 94551

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F. Street NE
Washington, D.C. 20549-7010

Attention:     Tony Watson or Donna Di Silvio

Re:     Performant Financial Corporation
Form 10-K for Fiscal Year Ended December 31, 2018
Filed April 1, 2019
File No. 001-35628

Dear Mr. Watson or Ms. Di Silvio,

Performant Financial Corporation (“the Company,” “we,” “our,” or “us”) is submitting this letter in response to comments received from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in your letter dated December 16, 2019 with respect to the above referenced filing of the Company.

For convenience of reference, we have reproduced the comment from the Staff’s letter below in italicized font, followed by our response.

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Comment:

Form 10-K filed April 1, 2019

Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Goodwill and Other Intangible Assets, page 32

1.
Please tell us your consideration of disclosing the material implications of uncertainties associated with the methods, assumptions and estimates underlying your critical accounting measurements related to goodwill. In this regard tell us your consideration of disclosing the following information:

•	The percentage by which fair value exceeded carrying value as of the date of the most recent test

•	A description of the methods and key assumptions used and how the key assumptions were determined

•
A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

If goodwill is not at risk of future impairment, please provide us and consider disclosure of your rationale. Refer to Section V of "Interpretation: Commission’s Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" in Release No. 33-8350.

Response:

The Company respectfully advises the Staff that the fair value of our single reporting unit was approximately 25% in excess of its carrying value based on the quantitative goodwill impairment test performed as of November 30, 2018, our most recent annual assessment date. This quantitative analysis was performed with the assistance of a reputable third-party valuation specialist. Therefore, in our opinion, goodwill was not at risk of future impairment at the time we filed our Form 10-K for the fiscal year ended December 31, 2018. Further, our share price increased by approximately 20% between the period from our annual assessment date of November 30, 2018 to April 1, 2019.

For the fiscal quarter ended June 30, 2019, as disclosed in our Form 10-Q filed on August 14, 2019, the Company performed a quantitative goodwill impairment test due to a decline in the Company’s stock price near the end of June. In addition, for the fiscal quarter ended September 30, 2019, the Company again performed a quantitative goodwill impairment test due to changes in the Company’s financial projections used in estimating the fair value of our reporting unit. For both of these quantitative goodwill impairment tests for the fiscal quarters ended June 30, 2019 and September 30, 2019, we engaged the assistance of a reputable third-party valuation specialist and we concluded that the fair value of our reporting unit was in excess of its carrying value as of the end of each of these respective fiscal quarters, although the amount of excess of fair value over carrying value declined from our annual assessment performed as of November 30, 2018.

We will continue to monitor events or changes in circumstances that may trigger goodwill impairment. In future filings, in the event that the fair value of our reporting unit is not substantially in excess of the carrying value, the Company will provide additional information, including the disclosures suggested in the Staff’s letter dated December 16, 2019, to better enable those who review our periodic reports to understand the likelihood of a future goodwill impairment.

In addition, in future filings, the Company will include a statement regarding the percentage by which the fair value exceeded the carrying value when the Company does not believe the reporting unit is at risk of future goodwill impairment.

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Performant Financial Corporation is committed to serving its investors with complete, accurate and understandable disclosure regarding its operations and financial condition. We appreciate the comment from the Commission.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (925) 960-4794.

Sincerely,

/s/ Ian A. Johnston
Ian A. Johnston
Chief Accounting Officer